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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 3)

                      SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ARV ASSISTED LIVING, INC.
                            (NAME OF SUBJECT COMPANY)

                            ARV ASSISTED LIVING, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
             (INCLUDING THE ASSOCIATED SERIES C JUNIOR PARTICIPATING
                        PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                    00204C107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             SHEILA M. MULDOON, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            ARV ASSISTED LIVING, INC.
                          245 FISCHER AVENUE, SUITE D-1
                              COSTA MESA, CA 92626
                                 (714) 751-7400

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                 WITH COPIES TO:

        WILLIAM J. CERNIUS, ESQ.            ALEXANDER F. WILES, ESQ.
        LATHAM & WATKINS                    IRELL & MANELLA LLP
        650 TOWN CENTER DRIVE,              1800 AVENUE OF THE STARS,
        20TH FLOOR                          SUITE 900
        COSTA MESA, CA  92626               LOS ANGELES, CA 90067
        (714) 540-1235                      (310) 203-7659




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                                  INTRODUCTION

        The Solicitation/Recommendation Statement on Schedule 14D-9 (as amended through the date hereof, the "Statement"), originally filed on January 5, 1998, by ARV Assisted Living, Inc., a California corporation (the "Company"), relates to an offer by EMAC Corp., a Delaware corporation ("EMAC") and a wholly-owned subsidiary of Emeritus Corporation, a Washington corporation ("Emeritus"), to purchase all outstanding shares of the Company's common stock, no par value (including the associated Series C Junior Participating Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of July 14, 1997, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent). All capitalized terms used herein without definition have the respective meanings set forth in the Statement.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

        On January 7, 1998, the parties filed in the Court an Amended Joint Stipulation and [Proposed] Protective Order (the "Amended Joint Stipulation"). The Amended Joint Stipulation expands the earlier Joint Stipulation and Proposed Protective Order, filed with the Court on December 15, 1997, which prohibits the disclosure by the receiving party of Confidential Information related to ARV. The Amended Joint Stipulation would also prohibit the disclosure of Confidential Information related to Emeritus. The Amended Joint Stipulation is filed as
Exhibit 14 hereto and is incorporated herein by reference.

        On January 8, 1998, ARV filed in the Court the Defendants' Notice of Demurrer and Demurrer to Plaintiff's Complaint for Injunctive and Declaratory Relief, along with a Memorandum of Points and Authorities in Support Thereof (collectively, the "Defendants' Demurrer"). The Defendants' Demurrer is in response to plaintiff Emeritus' five claims for relief based on alleged breaches of fiduciary duty asserted in the Amended State Complaint. The Defendants' Demurrer is filed as Exhibit 15 hereto and is incorporated herein by reference.



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ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS

        The response to Item 9 is hereby amended by adding the following new exhibits:

        14 Amended Joint Stipulation and [Proposed] Protective Order in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788, filed January 7, 1998.

        15 Defendants' Demurrer and Memorandum of Points and Authorities in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788, filed January 8, 1998.




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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                            ARV ASSISTED LIVING, INC.

                            By: /s/ Sheila M. Muldoon
                                --------------------------------------
                                Sheila M. Muldoon, Esq.
                                Vice President, General
                                Counsel and Secretary

Dated January 14, 1998


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                                  EXHIBIT INDEX




EXHIBIT                       DESCRIPTION                               PAGE NO.
--------------------------------------------------------------------------------

        14 Amended Joint Stipulation and [Proposed] Protective Order in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788, filed January 7, 1998.

        15 Defendants' Demurrer and Memorandum of Points and Authorities in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788, filed January 8, 1998.





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